Standard Questions for CMBS Deals

From Freddie Mac

Deal Name: CGCMT 2008-C7

	% of Deal	Initial DCR	Initial LTV	Maturity LTV
Whole Deal	100.0%	1.37x	66.7%	62.1%
Top Ten Only	47.5%	1.42x	63.7%	60.5%
Non-Top Ten	52.5%	1.33x	69.4%	63.5%
Investment Grade	NAP	NAP	NAP	NAP
Non-Investment Grade	100.0%	1.37x	66.7%	62.1%
Multifamily Tranche	11.7%	1.20x	72.7%	67.3%

Which, if any, of the loans in Loan Group 2 allow future secured or unsecured debt?  What are the terms under which future debt is allowed and how much is available?

None.

Are any of the loans in the pool underwritten with future income included in the debt service coverage ratio?  Stated another way, are any of the loans underwritten with revenues in excess of the as is rent roll?  Or that includes a significant master lease from the borrower.  (This question does not concern income that is added to revenue that is immediately backed out through vacancy.)

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-141648) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Goldman, Sachs & Co. will arrange to send the prospectus to you if you request it by calling toll-free 1-866-471-2526. Alternatively, the depositor, Citigroup Global Markets Inc. and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or by emailing Citigroup-DCM-Prospectus@citigroup.com.